SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D



            INFORMATIONTO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a).


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              ROYAL PRECISION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   780921-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The total number of shares of Common Stock reported herein, in accordance with Rule 13d-3, is 14,376,209, which would constitute approximately 90.1% of the shares of Common Stock outstanding. All ownership percentages set forth herein are based on there being 10,954,597 shares of Common Stock outstanding as reported by the Issuer (prior to issuance of a total of 5,008,423 shares which would be issuable on exercise of warrants, options and conversion rights held by one or more of the Reporting Persons reported herein), unless otherwise specified herein.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 2 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard P. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     10,696,367
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     10,696,367
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,813,969(1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    75.0%(2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 153,248 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee; (iii) 147,808 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 5,113,972 shares issued on April 10, 2002 to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement"); (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (viii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher
     A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"),
     (ii) 28,750 shares subject to RPJ Stock Options, (iii) 600,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note"), (iv) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Amended Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (v) 343,812 shares owned by Kenneth
     J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and
     (vi) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.
(2) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 14,425,591 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant, (c) 36,000 shares issuable in respect of Trust Warrant 1, (d) 145,200 shares issuable in respect of Amended Trust Warrant 2, (e) 600,000 shares issuable upon the conversion of the Trust Note, (f) 2,420,000 shares issuable pursuant to the Amended Guaranty Agreement and (g) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 3 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kenneth J. Warren
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     627,102
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       627,102
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,102(3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%(4)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 ("the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 300 shares held by the Profit Sharing Plan;
     (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 (the "KJW Note") held by the Profit Sharing Plan which is not convertible until the occurrence of a default; (ii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (iii) 20,000 shares subject to the non-exercisable portion of the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation.
(4) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,206,920 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; (b) 12,000 shares issuable in respect of the KJW Warrant, and (c) 200,000 shares issuable upon the conversion of the KJW Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 4 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,059,063
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,059,063
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,059,063(5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.7%(6)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(5) Consists of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant"); (iii) 121,750 shares held by KJW subject an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option") and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 600,000 shares issuable upon conversion of a subordinated note held by CAJ dated March 8, 2002 (the "CAJ Note"), which is not convertible until the occurrence of a default, and (iii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6.
(6) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,610,597 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, (b) 20,000 shares issuable upon exercise of the CAJ Options, and (c) 600,000 shares issuable upon the conversion of the CAJ Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 5 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David E. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     234,875
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       234,875
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    234,875(7)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.1%(8)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(7) Consists of (a) 198,769 shares held by David E. Johnston ("DEJ"), (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to the DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.
(8) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 10,990,703 shares to reflect 36,106 shares issuable under the DEJ Options.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 6 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles S. Mechem, Jr.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     280,700
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       280,700
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    280,700(9)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%(10)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(9)  Consists of (a)(i)  5,500 shares held by Charles S.  Mechem,  Jr.  ("CSM"),
     (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; (ii) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by CSM which is not convertible until the occurrence of a default (the "CSM Note"); and (iii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3.
(10) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,191,597 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, (b) 12,000 shares issuable in respect of the CSM Warrant, and (c) 200,000 shares issuable upon the conversion of the CSM Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 7 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John C. Lauchnor
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     356,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -3,500-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       356,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -3,500-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    359,500(11)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2%(12)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(11) Consists of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife, (ii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 100,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by JCL (the "JCL Note") which is not convertible until the occurrence of a default and
     (ii) 250,000 shares subject to an employee stock option held by JCL (the "JCL Option").
(12) Based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,310,597 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant, (b) 250,000 shares issuable upon exercise of the JCL Option and (c) 100,000 shares issuable upon the conversion of the JCL Note.

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 8 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Robert Jaycox
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP NO. 780921-10-2                13D                     Page 9 of   Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Royal Associates, Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

          Common Stock, par value $.001 per share
          Royal Precision, Inc., a Delaware corporation (the "Issuer") 535 Migeon Avenue
          Torrington, CT 06790

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The Reporting Persons, Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA") filed their initial Schedule 13D dated March 28, 2002 (the "Original RA Schedule 13D") pursuant to Regulation 13D-G of the General Rules and Regulations under the Act and are filing this Amendment No. 1 for the purpose of reporting (a) their submission of a proposal to the Issuer as reported in Item 4, (b) the entry by the Issuer and the "Trust" (defined below) into an amendment to the previously reported Guaranty Agreement and issuance of an amended warrant to the Trust as reported in Item 5, and (c) the consummation of the conversion pursuant to the previously reported Conversion Agreement. The Original RA Schedule 13D, which is amended by this Amendment No. 1 as set forth herein, as so amended, is herein referred to as the "RA Schedule 13D." Except as amended by this Amendment No.1, the Original RA
Schedule 13D remains in full force and effect. RPJ, Jayne A. Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in Item 2 or Item 5) have previously filed a Report on
Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 6, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ Schedule 13D"). The RPJ Schedule 13D is updated and amended by information with respect to RPJ alone contained in the RA Schedule 13D. KJW has previously filed a Report on Schedule 13D dated February 22, 2002 (the "KJW Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW contained in the RA Schedule 13D. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated September 12, 2001 and Amendment No. 2 thereto dated February 22, 2002 (collectively, the "CAJ Schedule 13D"). The CAJ Schedule 13D is updated and amended by information with respect to CAJ contained in the RA Schedule 13D. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Each Reporting Person disclaims beneficial ownership of any shares owned by any other Reporting Person except for options to buy, or to require another to buy, shares granted by a Reporting Person to another Reporting Person described elsewhere in this Schedule 13D.

     (b) - (f) remains as reported in the Original RA Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 remains as reported in the Original RA Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Original RA Schedule 13D is hereby supplemented by adding at the end thereof the following:

     "On April 17, 2002, RA delivered to the Issuer a proposal that RA and the Issuer would enter into an agreement and plan of merger pursuant to which (i) the Issuer would be merged with RA or a subsidiary of RA; and (ii) each outstanding share of the Issuer common stock, other than shares then to be held by RA, the stockholders of RA and certain parties affiliated with RA and shares held by stockholders perfecting their dissenting rights under Delaware law, would be converted into the right to receive $0.30 in cash, payable to the holder thereof, without interest, upon surrender of the certificate representing such shares. Absent unforeseen developments, the transaction would be expected to occur in late September. The merger would be subject to customary conditions.

No agreement with respect to, or pursuant to, the proposal has been entered into with the Issuer. On April 19, 2002, RA delivered to the Issuer a letter augmenting certain disclosures with respect to the securities of the Issuer which may be deemed beneficially owned by the stockholders of RA and related entities."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Original RA Schedule 13D is hereby amended only as follows:

     Item 5, paragraphs (a)(i) and (a)(ii) relating only to RPJ are hereby amended and restated to read in their entirety as follows:

     "RPJ

          (a) (i) Amount beneficially owned: 10,813,969 consisting of (a) (i) 1,384,135 shares held by CRT#3 of which RPJ serves as a Trustee, and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (ii) 153,248 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee and which RPJ may, pursuant to
Section 13d-3, be deemed to  beneficially  own by virtue of his being a trustee;
(iii)  147,808  shares  held by the  Foundation  and which RPJ may,  pursuant to
Section 13d-3, be deemed to  beneficially  own by virtue of his being a trustee;
(iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (vi) 5,113,972 shares issued on April 10, 2002 to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (viii) 145,200 shares covered by a warrant dated April 10, 2002 (the "Amended Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of a Amendment No. 1 to Guaranty Agreement dated April 10, 2002 (the "Amended Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by CAJ which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee, (ii) 28,750 shares subject to RPJ Stock Options, (iii) 600,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee, (iv) up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000 and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee (v) 343,812 shares owned by KJW of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and all of which shares referred to in this clause (vi) RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a partner or trustee and (vii) ) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"), which RPJ may, pursuant to
Section 13d-3, be deemed to beneficially own. RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

               (ii) Percent of Class:75.0%, based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 14,425,591 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant, (c) 36,000 shares issuable in respect of

Trust Warrant 1, (d) 145,200 shares issuable in respect of Trust Warrant 2, (e) 600,000 shares issuable upon the conversion of the Trust Note, (f) 2,420,000 shares issuable pursuant to the Guaranty Agreement, and (g) 62,550 shares subject to the RPJ-DE Option Agreement."

     Item 5(c), with respect to RPJ only, is hereby amended by deleting the fourth and fifth paragraphs thereof and replacing them with two new paragraphs to read in their entirety as follows:

"In a privately negotiated transaction, the Issuer entered into the Conversion Agreement dated March 11, 2002 with the Foundation pursuant to which the Foundation has converted its principal debt of $1,250,000 represented by the JF
Note into 5,113,972 shares on March 11, 2002. The conversion covered shares issuable on conversion in respect of interest accruing through March 31, 2002.

In a privately negotiated transaction, on March 19, 2002, the Issuer entered into a guaranty agreement with the Trust, whereby, the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's institutional lender and others ("Guaranty Agreement"). If the Trust was required to provide the maximum amount of funds under the Guaranty Agreement, $605,000, and the Trust elected to convert the amount of such debt into shares at the rate of $.25 per share, the Trust would receive 2,420,000 shares, excluding any shares that may be obtainable by converting any additional amounts of interest that may be either paid by the Trust on behalf of debt owed by the Issuer, or owed to the Trust. In exchange for entering into the Guaranty Agreement, the Trust was granted a warrant providing for the purchase of up to 59,200 shares at a price of $.25 per share, and the right to purchase an additional 86,000 shares at the same price upon the occurrence of certain events ("Trust Warrant 2"). On April 10, 2002, the Guaranty Agreement and Trust Warrant 2 were amended. Under the amended agreements, the Trust would still receive 2,420,000 shares, excluding any shares that may be obtainable by converting any additional amounts of interest that may be either paid by the Trust on behalf of debt owed by the Issuer, or owed to the Trust ("Amended Guaranty Agreement"), but now would immediately receive the right to purchase 145,200 shares at a price of $.25 per share ("Amended Trust Warrant 2")."

     Item 5, paragraph (a)(ii) with respect to KJW only, is hereby amended and restated to read in its entirety as follows:

     "KJW

               (ii) Percent of Class:5.6%, based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,206920 shares to reflect
(a) 40,323 shares issuable upon exercise of the KJW Options; (b) 12,000 shares issuable in respect of the KJW Warrant, and (c) 200,000 shares issuable upon the conversion of the KJW Note."

     Item 5, paragraph (a)(ii) with respect to CAJ only, is hereby amended and restated to read in its entirety as follows:

         "CAJ

               (ii) Percent of Class:17.7%, based on a total of 10.954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,610,597 shares to reflect the (a) 36,000 shares issuable upon exercise of the CAJ Warrant, (b) 20,000 shares issuable upon exercise of the CAJ Options, and (c) 600,000 shares issuable upon the conversion of the CAJ Note."

     Item 5, paragraph (a)(ii) with respect to DEJ only, is hereby amended and restated to read in its entirety as follows:

     "DEJ

               (ii)  Percent  of   Class:2.1%,   based  on   10.954,597   shares
outstanding, as adjusted upward to 10,990,703 shares to reflect 36,106 shares issuable under the DEJ Options."


     Item 5, paragraph (a)(ii) with respect to CSM only, is hereby amended and restated to read in its entirety as follows:

     "CSM

               (ii) Percent of Class:2.5%, based on 10,954,597 shares outstanding, as adjusted upward to 11,191,597 shares to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, (b) 12,000 shares issuable in respect of the CSM Warrant, and (c) 200,000 shares issuable upon the conversion of the CSM Note."

     Item 5, paragraph (a)(ii) with respect to JCL only, is hereby amended and restated to read in its entirety as follows:

     "JCL

               (ii) Percent of Class:3.2%, based on a total of 10,954,597 shares outstanding on April 19, 2002, as adjusted upward to 11,310,597 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant, (b) 250,000 shares issuable upon exercise of the JCL Option and (c) 100,000 shares issuable upon the conversion of the JCL Note."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Original RA Schedule 13D is hereby amended only as follows:

     With respect to RPJ, paragraphs (xii) and (xiii) are hereby amended and restated to read in their entirety as follows:

"RPJ

     (xii) On March 19, 2002, the Issuer entered into the Guaranty Agreement with the Trust, whereby, the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's lender and others. On April 10, 2002, the Guaranty Agreement was amended and the Issuer entered into the Amended Guaranty Agreement with the Trust.

     (xiii) On March 19, 2002, pursuant to the Guaranty Agreement, the Issuer granted to the Trust Trust Warrant 2 to purchase (a) up to 59,200 shares of the Issuer at a price of $0.25 per share and (b) an additional 24 shares of the

Issuer at a price of $0.25 per share for each $100 or part thereof which becomes subject to the guaranty of the Trust. On April 10, 2002, the Trust Warrant 2 was canceled and the Issuer granted to the Trust Amended Trust Warrant 2 to purchase 145,200 shares of the Issuer at a price of $0.25 per share."

     With respect to RA, the first paragraph immediately below the "RA" heading is numbered as paragraph (i) and a new second paragraph, numbered paragraph
(ii), is hereby added at the end of Item 6 to read as follows:

"RA:

     (ii) On April 17, 2002, RA presented an offer ("Offer") to the Issuer whereby RA and the Issuer would enter into an agreement and plan of merger pursuant to which (i) the Issuer would be merged with RA or a subsidiary of RA; and (ii) each outstanding share of the Issuer common stock, other than shares then to be held by RA, the stockholders of RA and certain parties affiliated with RA and shares held by stockholders perfecting their dissenting rights under Delaware law, would be converted into the right to receive $0.30 in cash, payable to the holder thereof, without interest, upon surrender of the certificate representing such shares. Absent unforeseen developments, the transaction would be expected to occur in late September. The merger would be subject to customary conditions. No agreement with respect to, or pursuant to, the proposal has been entered into with the Issuer. A copy of the offer is attached hereto as an exhibit." On April 19, 2002, RA presented an Amendment No. 1 to the Offer clarifying that the percentage figure stated in the Offer was based on only the shares held by such stockholders which have been issued and if all shares issuable to such stockholders on account of options, warrants and conversion rights, as reported herein pursuant to Rule 13d-3 under the Exchange Act were used for calculation purposes, the total number of shares which would be deemed to be beneficially owned by them would constitute approximately 90.1% of the shares of common stock outstanding."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are hereby added to the RA Schedule 13D:

     25.  Offer presented by RA to the Issuer, dated April 17, 2002.

     26.  Amendment No. 1 to Guaranty Agreement, dated April 10, 2002.

     27.  Amended Trust Warrant 2, dated April 10, 2002.

     28.  Amendment No. 1 to Offer, dated April 19, 2002

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)

                                       /s/ Richard P. Johnston
                                       -----------------------------------------
                                       (Signature)

                                       Richard P. Johnston
                                       -----------------------------------------


                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)

                                       /s/ Kenneth J. Warren
                                       -----------------------------------------

                                       Kenneth J. Warren
                                       -----------------------------------------

                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)





                                       CHRISTOPHER A. JOHNSTON*

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Christopher A. Johnston dated March 28, 2002, previously filed with the Original RA Schedule 13D April 19, 2002 (Date)

                                       DAVID E. JOHNSTON*

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by David E. Johnston dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)

                                       CHARLES S. MECHEM, JR.*

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Charles S. Mechem, Jr. dated March 28, 2002, previously filed with the Original RA Schedule 13D

                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)

                                       JOHN C. LAUCHNOR*

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by John C. Lauchnor dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                   April 19, 2002
                                       -----------------------------------------
                                       (Date)

                                       ROBERT JAYCOX*

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------

*Richard P. Johnston, attorney-in-fact pursuant to power of attorney signed by Robert Jaycox dated March 28, 2002, previously filed with the Original RA
Schedule 13D

                                                   April 19, 2002
                                       -----------------------------------------
                                                       (Date)


                                       ROYAL ASSOCIATES, INC.


                                       By: /s/ Richard P. Johnston
                                           -------------------------------------
                                           Richard P. Johnston, Chairman and CEO

                                  EXHIBIT INDEX

Exhibit            Description
-------            -----------
   25              Offer presented by RA to the Issuer, dated April 17, 2002.

   26              Amendment No. 1 to Guaranty Agreement, dated April 10, 2002.

   28              Amendment No. 1 to Offer, dated April 19, 2002

   28.1            Amended Trust Warrant 2, dated April 10, 2002.